U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

Form 5

[ __ ]    Check this box if no longer subject to Section 16. Form
          4 or Form 5 obligations may continue. See Instruction 1(b).
[ __ ]    Form 3 Holdings Reported.
[ X ]     Form 4 Transactions Reported.

                                                    OMB Approval
                                                    OMB NUMBER: 3235-0287
                                                    Expires: September 30, 1998
                                                    Estimated average burden
                                                    0.5...... hours per response

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.       Name and Address of Reporting Person

         Sfondrini                   John
         -----------------------------------------------------------------------
        (Last)                      (First)                           (Middle)
         36 Catoonah St.
         -----------------------------------------------------------------------
                                   (Street)
         Ridgefield,             Connecticut                           06877
         -----------------------------------------------------------------------
         (City)                    (State)                             (Zip)

         Edge Petroleum Corporation (EPEX)
         -----------------------------------------------------------------------
2.       Issuer Name and Ticker or Trading Symbol

         -----------------------------------------------------------------------
3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

         12/31/99
         -----------------------------------------------------------------------
4.       Statement for Month/Year

         -----------------------------------------------------------------------
5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person(s) to Issuer
         (Check all applicable)

           X     Director                            10% Owner
         ------                               ------
                 Officer (give title below)          Other (specify below)
         ------                               ------
7.       Individual or Joint/Group Filing (Check applicable box)

          X  Form Filed By One Reporting Person.
         ---
             From Filed By More Than One Reporting Person.
         ---


                       -------------------------------


                        Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Trans-    3. Trans-        4. Securities Acquired (A)  5. Amount of      6. Ownership       7. Nature of
   Security       action       action Code      or Disposed of (D)          Securities        Form:              Indirect
   (Instr. 3)     Date         (Instr. 8)       (Instr. 3, 4 and 5)         Beneficially      Direct (D)         Beneficial
                            --------------    -------------------------     Owned at          or Indirect (I)    Ownership
                                                                            End of Issuers    (Instr. 4)         (Instr. 4)
                                                                            Fiscal Year
                                                                            (Instr. 3 and
                                                                            4)
              (Month/
               Date/                                    (A) or
               Year)        Code        V     Amount    (D)      Price
-------------  --------    ------     ----   -------    ---      -------  ----------------  -------------  ------------------------
Common Stock    6/02/99      S(4)             12,000     D       $7.1956                          D
-------------  --------    ------     ----   -------    ---      -------  ----------------  -------------  ------------------------
Common Stock    7/01/99      S(4)             39,400     D       $5.6432                          D
-------------  --------    ------     ----   -------    ---      -------  ----------------  -------------  ------------------------
Common Stock    7/01/99      S(4)             47,000     D       $5.6435       28,071             D
-------------  --------    ------     ----   -------    ---      -------  ----------------  -------------  ------------------------
                                                                               16,631             I         By Edge Holding Co.
-------------  --------    ------     ----   -------    ---      -------  ----------------  -------------  ------------------------
                                                                                4,998             I         By Mr. Sfondrini's
                                                                                                            children
-------------  --------    ------     ----   -------    ---      -------  ----------------  -------------  ------------------------




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If  the form  is  filed  by  more than one reporting  person,  see  Instruction
 4(b)(v).


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                             2. Conversion or
                                Exercise       3. Transaction                      5. Number of Derivative      6. Date Exercisable
1. Title of Derivative          Price of          Date           4. Transaction       Securities Acquired          and Expiration
   Security                     Derivative       (Month/Day/        Code             (A) or Disposed of            Date (Month/Day/
  (Instr. 3)                    Security          Year)            (Instr. 8)        (D) (Instr. 3, 4, and 5)      Year)
                                                                 --------------    --------------------------   --------------------
                                                                                                                Date
                                                                                                                Exer-     Expiration
                                                                      Code              (A)            (D)      cisable   Date
  -------------------------   ----------------   --------------    ------------    -----------  --------------  --------  ----------
  Nonqualified stock option      $16.50             07/27/99            D                            8,000         (1)     03/03/07
  -------------------------   ----------------   --------------    ------------    -----------  --------------  --------  ----------
  Nonqualified stock option      $12.44             07/27/99            D                            3,000         (1)     05/31/08
  -------------------------   ----------------   --------------    ------------    -----------  --------------  --------  ----------
  Nonqualified stock option      $7.0625            07/27/99            A             6,300                        (2)     05/20/09
  -------------------------   ----------------   --------------    ------------    -----------  --------------  --------  ----------
  Nonqualified stock option      $7.28               06/1/99            A             3,000                        (3)     05/31/09
  -------------------------   ----------------   --------------    ------------    -----------  --------------  --------  ----------










7. Title and Amount of        8. Price of Derivative      9. Number of Derivative      10. Ownership Form    11. Nature of Indirect
   Underlying Securities         Security (Instr. 5)         Securities Beneficially       of Derivative         Beneficial
   (Instr. 3 and 4)                                          Owned at End of Fiscal        Security:             Ownership (Instr.4)
------------------------                                     Year (Instr. 4)               Direct (D) or
                                                                                           Indirect(I)
                                                                                           (Instr.4)

               Amount or
               Number of
Title          Shares
------------   ---------       ---------------------       ------------------------       ----------------       ------------------
Common Stock     8,000                                                0                          D                     N/A
------------   ---------       ---------------------       ------------------------       ----------------       ------------------
Common Stock     3,000                                                0                          D                     N/A
------------   ---------       ---------------------       ------------------------       ----------------       ------------------
Common Stock     6,300                                              6,300                        D                     N/A
------------   ---------       ---------------------       ------------------------       ----------------       ------------------
Common Stock     3,000                                              3,000                        D                     N/A
------------   ---------       ---------------------       ------------------------       ----------------       ------------------




Explanation of Responses:

(1) These options became exercisable in cumulative annual increments of 1/3 of the total number of shares subject thereto, beginning on the first anniversary of the date of grant. The date of grant for options for the purchase of 8,000 shares was March 3, 1997 and the date of grant for the options for the purchase of 3,000 shares was June 1, 1998.

(2) These options are exercisable 50% on the date of grant and 50% on May 21, 2000.

(3) These options are exercisable 100% on the second anniversary of the date of grant (June 1, 2001).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                    /s/ John Sfondrini                  02/14/00
                                    ---------------------------------  ---------
                                    ** Signature of Reporting Person      Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure.